Mail Stop 3561

August 3, 2006

Via Fax and U.S. Mail

Kelly C. Johnson
National City Mortgage Capital LLC
3232 Newmark Drive
Miamisburg, OH 45342

Re: **National City Mortgage Capital LLC**
       Registration Statement on Form S-3
       Filed July 7, 2006
       File No. 333-135655

Dear Mr. Johnson,

        We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the prospectus supplements should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months

with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. Please revise throughout the document to use the terminology set forth in Regulation AB. For example, we note that on the cover pages of your base prospectus and prospectus supplements and in the summary sections, you refer to "the trust" instead of "the issuing entity." Revise throughout the document as appropriate.

Prospectus Supplements

Cover Page

6. Please revise to include the aggregate amount of securities being offered on the cover page of your first prospectus supplement.

7. Please revise the second sentence in the box on your cover page to accurately reflect the language of Item 1102(d) of Regulation AB.

8. Please ensure that the credit enhancement you list on the cover page and discuss in the summary section is consistent with the credit enhancement you describe in the body of your prospectus supplements. For example, we note that in the first prospectus supplement you plan to use a cap contract and subordination but neither of these forms of credit enhancement are reflected on the cover.

Similarly, in your second prospectus supplement, you indicate in the body of the supplement that you will use overcollateralization but do not discuss it in the summary section or disclose it on the cover. Revise accordingly.

The Insurer, page S-62

9. We note your statement that no representation is made by the Depositor or the Underwriter as to the accuracy and completeness of the information supplied by the insurer. A disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate. Please revise the disclaimer here, and delete any other similar disclaimers in the prospectus.

Base Prospectus

Cover Page

10. We note that in addition to naming several specific types of credit enhancement, you indicate that "other types of credit support" and "other financial assets" may be used. Please revise to remove this catch-all language.

Cash Flow Agreements, page 85

11. Please revise the first sentence of this section to clarify that cash flow agreements will be limited to interest rate or currency arrangement instead of indicating that cash flow agreements "such as" interest rate exchange agreements, etc., may be used. Additionally, remove your reference to "similar agreements" or revise to specifically list all agreements to which you refer.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile: (212) 912-7751
        Mr. Richard Horowitz, Esq.
        Ms. Marian Dawood-Azib, Esq.
        Thacher Proffitt & Wood LLP